UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

REGAIN COMPLIANCE WITH NASDAQ LISTING REQUIREMENT

As previously disclosed, on November 26, 2025, Cuprina Holdings (Cayman) Limited (the “Company”) received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2), which requires primary securities listed on the Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share (the “Minimum Bid Price Rule”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(a), the Company has a compliance period of one hundred eighty (180) calendar days, or until May 26, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule. The Company had failed to regain compliance with the Minimum Bid Price Rule within the Compliance Period. Consequently, the Company had filed a hearing request before the Nasdaq Hearings Panel (the “Panel”) on May 28, 2026.

On June 11, 2026, the Company received a letter from the Hearings Advisor of Nasdaq, noting that the Nasdaq Listing Qualifications staff have advised the Hearings Department that the Company has regained compliance with the Minimum Bid Price Rule and that the Company is therefore in compliance with the Nasdaq Capital Market’s listing requirements. Consequently, the hearing before the Panel scheduled to take place on July 7, 2026 has been cancelled. The Company’s Class A Ordinary Shares will continue to be listed and traded on The Nasdaq Stock Market.

On June 12, 2026, the Company issued a press release announcing the letter from the Hearings Advisor of Nasdaq. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press release dated June 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Chief Executive Officer and Director

Date: June 12, 2026